Points International Ltd. Reports February Business Metrics

TORONTO, March 12, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its monthly business metrics for February 2007. The Company reported a 51% year-over-year increase in overall points/miles transacted bringing cumulative points/miles transacted to 25.0 billion.

Other February highlights include:

     Points/miles transacted by Private Branded Channels increased 49% year-over-year to 748 million, bringing cumulative points/miles transacted to 22.2 billion

     Points/miles transacted by Points.com increased 60% year-over-year to 105 million bringing cumulative points/miles transacted to 2.8 billion

     Cumulative registered users on Points.com increased 40% year-over-year to 1.6 million

Points International Ltd.
Business Metrics
			Feb-07 vs.		Feb-07 vs.
	Feb-07	Jan-07	Jan-07	Feb-06	Feb-06

TOTAL ALL CHANNELS

Points/Miles Transacted	853,458,935	952,354,006	-10%	566,838,023	51%
# of Points/Miles Transactions	87,694	99,918	-12%	66,297	32%
Cumulative Points/Miles Transacted	24,977,022,371	24,123,563,436	4%	16,642,064,258	50%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	748,124,665	821,594,258	-9%	501,178,017	49%
# of Points/Miles Transactions	80,716	91,037	-11%	61,541	31%
Cumulative Points/Miles Transacted	22,168,089,352	21,419,964,687	3%	15,206,408,517	46%

POINTS.COM CHANNELS

Points/Miles Transacted	105,334,270	130,759,748	-19%	65,660,006	60%
# of Points/Miles Transactions	6,978	8,881	-21%	4,756	47%
Cumulative Points/Miles Transacted	2,808,933,019	2,703,598,749	4%	1,435,655,741	96%
Cumulative Registered Users	1,590,936	1,566,500	2%	1,135,926	40%

"Our positive momentum continued into February as we experienced a record year-over-year growth rate of 51% in total points/miles transacted, commented Rob MacLean, Chief Executive Officer of Points International. "Both business channels continue to perform well, and it is clear that the many innovative products and impressive group of partners we have worked hard to develop are driving greater transactions and registered users.

Points International will continue to report business metrics on a monthly basis. The Business metrics can also be found on the Investor relations section of our website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
CONTACT:
Christopher Barnard	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6381	(310) 954-1100
christopher.barnard@points.com	allyson.pooley@icrinc.com